January 17, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100F St. NE
Washington, DC 20549-7010
Attention: Karl F. Hiller, Branch Chief
Dear Mr. Hiller:

Re:	Compton Petroleum Corporation
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed March 30, 2007
Your File No. 001-32643

We have reviewed the comments set forth in the email from the staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) dated December 18, 2007 responding to our response letter of November 28, 2007 and relating to the foregoing. We respectfully submit the following response for your consideration.
Comments to Mr. Norman Knecht, via Phone Conference on 12-18-07:
1.	Please use an alternate label for your non-GAAP measure which you have presently reported as cash flow from operations.
The Company agrees that in an effort to be clear, precise and consistent with our corporate disclosure policies, we will incorporate the prior agreed to disclosures and in addition will label any reference to cash flow from operations as “adjusted cash flow from operations” in instances where our presentation is inconsistent with standard GAAP disclosure.
2.	The adjustments described in point (i) of Note 20, and reflected in your U.S. GAAP cash flow presentation, indicate that changes in working capital accounts are being reclassified to the operating section for U.S. GAAP purposes, even though these represent the “...non-cash elements of property and equipment additions.”

If you are presenting other amounts within the investing section on a gross basis (e.g. not taking into account an increase in accounts payable for a property acquisition for which you have not yet paid), the related changes would also need to reside within the investing section to arrive at a proper measure of investing cash flows — reclassifying these amounts to the operating section, when the transactions do not impact earnings,

United States Securities and Exchange Commission
Form 40-F for the Fiscal Year Ended December 31, 2006
January 17, 2008

would not be the correct answer for U.S. GAAP purposes. In other words, the only difference would be that for U.S. GAAP, you would ordinarily offset changes of this sort directly on the line item impacted, rather than report them on separate line items.

Please confirm that the nature of these changes in working capital are as you have described; and if so, revise your U.S. GAAP presentation of cash flows to eliminate this as a reconciling difference.
After discussions with your staff and a review of FAS 95 we agree that our reconciling item outlined in point (i) of Note 20 is inconsistent with GAAP and will be eliminated in all future filings. We regret that our discussions with the Staff in 2002, on our first SEC filing of a prospectus relating to the issue of senior term notes, did not reach this same conclusion. As the item in question represents a classification issue confined to the statement of cash flows we propose, as suggested by your staff, prospective treatment and will amend our presentation beginning with the filing of our December 31, 2007 40-F.
In conclusion, we thank you for your assistance and advice as we work toward enhancing the quality of our reporting and disclosure to stakeholders and the public. We will incorporate all agreed to revisions in our form 40-F as indicated in our letters to you dated September 19, 2007, November 28, 2007 and January 15, 2008. As the date for the filing of our Form 40-F for December 31, 2007 is quickly approaching we respectfully request permission to apply the agreed changes to disclosure prospectively without amending our prior year submissions.
Yours truly,
/s/ N.G. KNECHT
N. G. Knecht
Vice President & C.F.O.
NGK/scs